SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549

                             AMENDMENT NO. 6
                                    to
                               SCHEDULE 13D

                Under the  Securities Exchange Act of 1934

                           HUGHES SUPPLY, INC.

                             (Name of Issuer)


                       Common Stock, $1.00 par value

                       (Title of Class of Securities


                                444482 10 3

                              (CUSIP Number)

                             Vincent S. Hughes
                            Hughes Supply, Inc.
                               P.O. Box 2273
                     20 North Orange Avenue, Suite 200
                         Orlando, Florida  32802
                         Tel. No. (407) 841-4755

                   (Name, Address and Telephone Number
                     of Person Authorized to Receive
                       Notices and Communications)


                             December 23, 1993

                   (Date of Event which Requires Filing
                            of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the    subject to
this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

                     (continued on following page(s))

                            Page 1 of 9 Pages CUSIP No. 444482 10 3



(1)  Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons of

                                   Vincent S. Hughes ###-##-####
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


(2)  Check the Appropriate Box if a Member of a Group

     (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .


(3)  SEC Use Only  . . . . . . . . . . . . . . . . . . . . . . .


(4)  Sources of Funds     00
                       . . . . . . . . . . . . . . . . . . . . .


(5)  Check if disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . .


(6)  Citizenship or Place of Organization             U.S.A.
                                          . . . . . . . . . . .


Number of      (7)  Sole Voting Power            185,982 shares
Shares Bene-                              . . . . . . . . . . .
ficially Owned
by Each Report-
ing Person With
               (8)  Shared Voting Power          147,032 shares
                                          . . . . . . . . . . .


               (9)  Sole Dispositive Power       183,269 shares
                                          . . . . . . . . . . .


              (10)  Shared Dispositive Power     149,745 shares
                                          . . . . . . . . . . .

                       (continued on following page)


(11) Aggregate Amount Beneficially Owned by Each Reporting Person

      . . . . . . . . . . . . . . . . . . . . . .333,015 shares


(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares . . . . . . . . . . . . . . . . . . . . . . . . . .


(13) Percent of Class Represented by Amount in Row (11)    6.5 %
                                                       . . . . .


(14) Type of Reporting Person                IN
                             . . . . . . . . . . . . . . . . . .

Item 1.  Security and Issuer.

     The securities which are the subject of this Amendment No. 6 (this "Amendment") are shares of common stock, $1.00 par value ("Common Stock"), of Hughes Supply, Inc. (the "Issuer") whose principal executive offices are located at 20 North Orange Avenue, Suite 200, Orlando, Florida, 32801.

Item 2.  Identity and Background.

     The following information relates to the person filing this
Amendment:

          (a)  Name; Vincent S. Hughes (the "reporting person").

          (b)  Business address; 20 North Orange Avenue
                                 Suite 200
                                 Orlando, Florida  32801

          (c)  Present principal occupation and employment;

               Vice President of the Issuer.

          (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors).

          (e) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has he, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship; United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     This Amendment is filed for the purpose of reporting the changes in ownership resulting in the acquisition or disposition of Common Stock by the reporting person set forth in the table below to update the information previously reported in Amendment No. 5 , dated February 17, 1993. Such changes in the aggregate are not material in amount. The changes shown in the table result from gifts of shares and the allocation of shares under the Issuer's Employee Stock Ownership Plan ("ESOP"). None of the changes reported in this Amendment resulted from a purchase of securities or from an expenditure of funds or other consideration by the reporting person.

     The table on the following page sets forth the changes in the reporting person's beneficial ownership of shares of Common Stock since last reported on Schedule 13D Amendment No. 5, dated February 17, 1993, and the reporting person's resulting beneficial ownership as of the date of this Amendment:

                             Acquisitions and
                            (Dispositions) of
                          Voting and Dispositive
                                   Power

Transaction             Shares Outstanding            Options(1)

                         Sole      Shared

 2/17/93(2)           185,982       147,033            26,175
12/23/93(3)            (4,500)(3)
12/23/93(3)             1,000 (4)
12/23/93(3)             1,000 (5)
 1/31/93(6)                 1 (7)
                      _______       _______            ______

TOTALS                185,982 (8)   147,033 (9)        26,175

AGGREGATE AMOUNT REPORTED                   333,015 Shares(10)

(1) Shares subject to unexercised options under Option Plan are reported as owned with sole voting as dispositive power and are included in the amounts reported on lines (7), (9) and
     (11) subject to the disclaimer set forth in note (8).

(2)  Shares held as of 2/17/93 as reported in Amendment No. 5 to
     Schedule 13D.

(3) Gifts of 2,000 shares to beneficiaries of trusts referred to in notes (4) and (5) and 2,500 shares to charity.

(4) Acquired by the Vincent K. Hughes Trust, of which the reporting person is trustee.

(5) Acquired by the Megan R. Hughes Trust, of which the reporting person is trustee.

(6) Increase in number of shares allocated to the reporting person under ESOP resulting from trustee's annual recalculation of accounts of participants reported as of January 31, 1993 in report received April, 1993. Allocated to account of reporting person: 2,713 shares.

(7) Shares held by ESOP are subject to sole voting power and shared dispositive power.


(8) Includes 26,175 shares subject to unexercised options, 18,175 of which are subject to presently exercisable options and additional increments of 4,000 shares of which will become exercisable as of May 28 in each of the years 1994 and 1995. The reporting person disclaims beneficial ownership of shares subject to options which are not exercisable within 60 days. The reporting person has sole voting power with respect to 185,982 shares and sole dispositive power with respect to 183,269 shares, as the 2,713 shares held by the ESOP are subject to shared dispositive power.

(9) The reporting person has shared dispositive power with respect to 149,745 shares and shared voting power with respect to 147,032 shares, as the 2,713 shares held by the ESOP are subject to sole voting power.

(10) Subject to the disclaimer of beneficial ownership set forth in note (8) above, the aggregate amount of shares beneficially owned by the reporting person for reporting purposes is 333,015 shares (the sum of the two total share figures in the table above, less 2,713 shares to eliminate the duplication of including the ESOP shares in each of such totals).

Item 4.  Purpose of Transaction.

     This Amendment is filed for the purpose of reporting the changes in ownership referred to in Item 3 above. With the possible exception of the acquisition by the reporting person, in his individual capacity, of additional shares of Common Stock, upon exercise of options under the Option Plan or otherwise, for investment purposes, or the acquisition of additional shares by the fiduciary accounts, whose share ownership is included in the reporting person's shared beneficial ownership set forth in Item 3 above, in the course of administering the assets of such accounts for investment purposes, the reporting person does not have any plans or proposals which relate to or result in:

          (a) The acquisition by any person of additional securities of the disposition of securities by the Issuer;

               (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

               (e) Any material change in the present capital-ization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j) Any similar action to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer.

          (a) The reporting person may be deemed under the provisions of Rule 13(d)-3 to be the beneficial owner of 333,015 shares or 6.5% of the outstanding Common Stock of the Issuer.

               (b) The 333,015 shares of Common Stock which may be deemed to be beneficially owned by the reporting person includes the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition thereof as follows:

               Sole power to vote or direct the vote: 185,982 shares;

               Shared power to vote or direct the vote: 147,032 shares;

               Sole power to dispose or direct the disposition:
               183,269 shares; and

               Shared power to dispose or direct the disposition:
               149,745 shares.

                    The shares of Common Stock subject to purchase
               under unexercised options granted under the Option Plan, 26,175 shares, are included in the number of shares indicated above as owned with sole voting power and sole power of disposition. Of the shares subject to options, 18,175 shares are subject to presently exercisable options and additional increments of 4,000 shares each become exercisable as of May 28 in each of the years 1994 and 1995. Although, for convenience in reporting, all of the 26,175 shares subject to options are included above as beneficially owned, the reporting person disclaims beneficial ownership of all shares subject to options which are not exercisable within 60 days.

               (c) During the period since February 17, 1993, the date of Amendment No. 5 to the reporting person's
     Schedule 13D, the reporting person's most recent filing on Schedule 13D prior to this Amendment, the reporting person did not engage in any transaction or have any change in his beneficial ownership of Common Stock of the Issuer other than as set forth in Item 3 above.

               (d) As to the shares indicated in subparagraph (b) above as being subject to sole voting power, 185,982 shares, such shares are held as follows: 100,613 shares held as Trustee of the Vincent S. Hughes Trust; 27,977 shares held as Trustee of the Vincent K. Hughes Trust;
     28,504 shares held as Trustee of the Megan R. Hughes
     Trust; 2,712 shares held by the ESOP for the account of the reporting person; and 26,175 of such shares are represented by unexercised options under the Option Plan, as to certain of which the reporting person disclaims beneficial ownership. The shares indicated in subparagraph (b) above as being subject to sole dispositive power, 183,269 shares, includes all of the aforementioned shares except the 2,713 shares held by the ESOP.

                    As to the shares indicated in subparagraph (b) as being subject to shared voting power, 147,032 shares, such shares are held as follows: 29,377 shares held as a co-trustee of the Pauline B. Hughes Charitable Lead
     Trust; 28,565 shares held as a co-trustee of the Vincent
     S. Hughes Generation Skipping Trust; 28,565 held as a co-trustee of the David H. Hughes Generation Skipping Trust; 19,881 shares held by Jacquelin C. Hughes, the wife of the reporting person; and 40,645 shares held by Hughes, Inc., a Florida corporation of which the reporting person is a director, executive officer and owns a one-third equity interest. The shares indicated in subparagraph
     (b) above as being subject to shared dispositive power, 149,745 shares, includes all of the aforementioned shares together with the 2,713 shares held by the ESOP.

               (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships of the nature referred to in the instructions to this item.

Item 7.  Material to be Filed as Exhibits.

     There are no exhibits filed with or required to be filed with this Amendment in accordance with instructions to this item.


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


April 1, 1994
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Date

/S/ VINCENT S. HUGHES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
SIGNATURE



VINCENT S. HUGHES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Name

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